EXHIBIT 12
            CATERPILLAR FINANCIAL SERVICES CORPORATION

          COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
                            (Unaudited)
                       (Millions of Dollars)
                                   Three Months       Six Months
                                      Ended              Ended
                                  June     June     June     June
                                   30,      30,      30,      30,
                                  1999     1998     1999     1998

Net Income                        $   31     $ 26    $  66     $ 49

Add:
  Provision for income taxes          18       14       38       29

Deduct:
  Equity in profit of partnerships    (1)      (2)      (1)      (2)

Profit before taxes                 $ 48     $ 38     $103     $ 76

Fixed charges:
  Interest on borrowed funds        $139     $125     $271     $231
  Rentals at computed interest*        1        1        2        2

Total fixed charges                 $140     $126     $273     $233

Profit before taxes plus
 fixed charges                      $188     $164     $376     $309

Ratio of profit before taxes plus
 fixed charges to fixed charges     1.34     1.30     1.38     1.33

*Those portions of rent expense that are representative of interest cost.